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                     US SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                            -------------------
            NOTIFICATION OF LATE FILING                       SEC FILE NUMBER

                                                                   1-258
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                                                            -------------------
                             (Check One):                       CUSIP NUMBER

                                                                466154 20 8
[_] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K -------------------
[X] Form 10-Q and Form 10-QSB  [_] Form N-SAR

     For Period Ended: Fiscal Quarter ended April 26, 1997
                      ---------------------------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________
_______________________________________________________________________________
_______________________________________________________________________________

PART I--Registrant Information
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     Full Name of Registrant            JG Industries, Inc.

     Former Name if Applicable

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     Address of Principal Executive Office (Street and Number)
     5630 West Belmont Avenue, Chicago, Illinois 60634
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     City, State and Zip Code
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PART II--Rules 12b-25(b) and (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b)[Paragraph 23,047], the following should be completed. (Check box if appropriate)

     (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day


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following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]
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Part III -- Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-30968 (Paragraph 72,439), effective August 13, 1992, 57 FR 36442.]

The Registrant's quarterly report on Form 10-Q cannot be filed within the prescribed time due to the recent resignation of the Registrant's senior internal accountant. The Registrant intends to file its Form 10-Q for the fiscal quarter ended April 26, 1997 with the Commission on or before the 5th calendar date following the prescribed due date.
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Part IV -- Other Information
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(1)  Name and telephone number of person to contact in regard to this notification

         Jennifer A. Linderoth                (312)             558-5155
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                  (Name)                   (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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JG Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 6/9/97                          By: /s/ Clarence Farrar, President
     ---------------------                --------------------------------------
                                          Clarence Farrar

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION

     Intentional misstatements or ommissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter). [Added in Release No. 34-31905 ((P)85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 ((P)85,475), effective January
30, 1995, 59 F.R. 67752.]